As filed with the Securities and Exchange Commission on October 31, 2018

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-8

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

THE BOEING COMPANY

(Exact name of registrant as specified in its charter)

Delaware	91-0425694
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

100 N. Riverside Plaza, Chicago, IL	60606-1596
(Address of Principal Executive Offices)	(Zip Code)

The Boeing Company Supplemental Savings Plan

The Boeing Company Executive Supplemental Savings Plan

Deferred Compensation Plan for Employees of The Boeing Company

Deferred Compensation Plan for Directors of The Boeing Company

(Full title of the plans)

Grant M. Dixton

Vice President, Deputy General Counsel and Corporate Secretary

The Boeing Company

100 N. Riverside Plaza

Chicago, IL 60606-1596

Telephone: (312) 544-2000

(Name, address and telephone number, including area code, of agent for service)

Copies to:

Robert M. Hayward, P.C.

Kirkland & Ellis LLP

300 North LaSalle

Chicago, Illinois 60654

(312) 862-2000

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of securities to be registered	Amount to be registered (5)	Proposed maximum offering price per share (5)	Proposed maximum aggregate offering price (5)	Amount of registration fee
Deferred Compensation Obligations(1)	$250,000,000	100%	$250,000,000	$30,300.00
Deferred Compensation Obligations(2)	$750,000,000	100%	$750,000,000	$90,900.00
Deferred Compensation Obligations(3)	$500,000,000	100%	$500,000,000	$60,600.00
Deferred Compensation Obligations(4)	$1,500,000	100%	$1,500,000	$181.80

(1)	Represents unsecured obligations of The Boeing Company (the “Company”) to pay $250 million of new deferred compensation in accordance with the terms of The Boeing Company Supplemental Savings Plan.
(2)

Represents unsecured obligations of the Company to pay $750 million of additional deferred compensation in accordance with the terms of The Boeing Company Executive Supplemental Savings Plan (formerly known as the Supplemental Benefit Plan for Employees of the Boeing Company). Unsecured obligations of the Company to pay $150 million of deferred compensation in accordance with the terms of The Boeing Company Executive Supplemental Savings Plan were previously registered on a Registration Statement on Form S-8 (File No. 333-156403).

(3)

Represents unsecured obligations of the Company to pay $500 million of additional deferred compensation in accordance with the terms of the Deferred Compensation Plan for Employees of The Boeing Company. Unsecured obligations of the Company to pay $150 million of deferred compensation in accordance with the terms of Deferred Compensation Plan for Employees of The Boeing Company were previously registered on a Registration Statement on Form S-8 (File No. 333-32491).

(4)	Represents unsecured obligations of the Company to pay $1.5 million of new deferred compensation in accordance with the terms of the Deferred Compensation Plan for Directors of The Boeing Company.
(5)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(h)(1) under the Securities Act of 1933, as amended.

PART I

INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

Item 1.	Plan Information.

The documents containing the information specified in Part I will be delivered in accordance with Rule 428(b) under the Securities Act. Such documents are not required to be, and are not, filed with the Securities and Exchange Commission (the “Commission”), either as part of this Registration Statement or as prospectuses or prospectus supplements pursuant to Rule 424 under the Securities Act. These documents, and the documents incorporated by reference in this Registration Statement pursuant to Item 3 of Part II of the Form S-8, taken together, constitute a prospectus that meets the requirements of Section 10(a) of the Securities Act.

Item 2.	Registrant Information and Employee Plan Annual Information.

The written statement required by Item 2 of Part I is included in documents delivered to participants in the plans covered by this Registration Statement pursuant to Rule 428(b) of the Securities Act.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3.	Incorporation of Documents by Reference.

The following documents, which have been filed by The Boeing Company (the “Company”) with the Commission, are incorporated in this Registration Statement by reference:

(a) The Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, filed with the Commission on February 12, 2018;

(b) The Company’s Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2018, June 30, 2018 and September 30, 2018, filed with the Commission on April 25, 2018, July 25, 2018 and October 24, 2018, respectively;

(c) Current Reports on Form 8-K filed with the Commission on February 23, 2018, May 1, 2018, June 7, 2018, July 5, 2018, July 13, 2018, October 24, 2018 and October 31, 2018; and

(d) The description of the Company’s common stock contained in its Current Report on Form 8-K filed with the Commission on April 30, 2014, including any amendments or reports filed for the purpose of updating such description.

All reports and other documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act (other than Current Reports on Form 8-K furnished pursuant to Item 2.02 or Item 7.01 of Form 8-K, including any exhibits included with such information that are related to such items) after the date of this Registration Statement, but prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents; provided, however, that documents or information deemed to have been furnished and not filed in accordance with the rules of the Commission shall not be deemed incorporated by reference into this Registration Statement.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

Item 4.	Description of Securities.

Employee Plans

Under the The Boeing Company Supplemental Savings Plan (the “Supplemental Savings Plan”), The Boeing Company Executive Supplemental Savings Plan (the “Executive Supplemental Savings Plan”) and the Deferred Compensation Plan for Employees of The Boeing Company (the “Deferred Compensation Plan” and together with the Supplemental Savings Plan and the Executive Supplemental Savings Plan, the “Plans”), the Company provides eligible employees the opportunity to defer a portion of their eligible compensation (and, in the case of the Supplemental Savings Plan and Executive Supplemental Savings Plan, receive certain additional Company contributions). The obligations of the Company ultimately to pay such deferred amounts in accordance with the Plans (the “Obligations”) will be unsecured general obligations of the Company and will rank without preference with other unsecured and unsubordinated indebtedness of the Company from time to time outstanding.

Each Plan is intended to be a nonqualified deferred compensation plan subject to Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”). Amounts contributed to the Plans will be credited by book entry to the applicable participant’s account under the applicable Plan. The value of a participant’s Plan account will be based on the amounts contributed and the performance of investment benchmarks selected by the participant under each Plan for purposes of accounting (as if the deferred compensation had been so invested) and not for actual investment. Since no participant accounts actually will be invested in any investment benchmark fund or security, participants will not have any ownership interest in any investment benchmark fund or security.

The Company’s Employee Benefits Plans Committee (the “Committee”) is responsible for the day-to-day administration of each Plan. The Committee has the right to interpret each Plan and determine all other matters that might arise under the terms and conditions of each Plan, including who is eligible to participate. A participant’s right or the right of any other person to the Obligations cannot be transferred, pledged, or encumbered (subject to the beneficiary designation provisions applicable under each Plan).

The Boeing Company Supplemental Savings Plan

Under the Supplemental Savings Plan, which is established effective January 1, 2019, eligible non-executive employees of the Company and adopting subsidiaries or affiliates of the Company may defer a portion of their eligible compensation once they have reached the Code section 415 limit under The Boeing Company Voluntary Investment Plan (the “Qualified Plan”). The Supplemental Savings Plan also restores Company matching contributions and additional contributions that would have been made under the Qualified Plan but for application of the Code section 415 limit. The Supplemental Savings Plan is intended to be an excess benefit plan as defined in Section 3(36) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The amount of compensation to be deferred by each participant will be determined in accordance with the Supplemental Savings Plan based on irrevocable elections by the participant. Each participant is fully vested in amounts he or she or elects to defer and all Company contributions to the Supplemental Savings Plan. Obligations will be payable at the participant’s election in either a lump sum or installments beginning in the later of the January following the age elected by the participant, or the January following the participant’s separation from service (subject in certain circumstances to a six-month delay due to applicable Treasury regulations). The Committee has authority to amend or terminate the Supplemental Savings Plan at any time, provided, however, that no such amendment or termination may reduce a participant’s accrued and vested benefits under the Supplemental Savings Plan.

The Boeing Company Executive Supplemental Savings Plan

The Executive Supplemental Savings Plan, as amended and restated effective January 1, 2019, was originally established by the Company on January 1, 1978 and named The Supplemental Benefit Plan for Employees of The Boeing Company. Under the Executive Supplemental Savings Plan, eligible executive employees of the Company and adopting subsidiaries or affiliates of the Company may defer a portion of their eligible compensation once they have reached certain limits imposed by the Code under the Qualified Plan. The Executive Supplemental Savings Plan also restores Company matching contributions and additional contributions that would have been made under the Qualified Plan but for application of certain Code limits, and further provides certain eligible executive employees with additional Company contributions calculated as a percentage of base salary. The Executive Supplemental Savings Plan also provides eligible executive employees the opportunity (unrelated to the Qualified Plan) to defer a portion of their base salary, cash incentives, and long term performance awards. The Executive Supplemental Savings Plan is intended to be an excess benefit plan as defined in Section 3(36) of ERISA to the extent benefits are paid in excess of the limits imposed by Code section 415. To the extent any part of the Executive Supplemental Savings Plan is not an excess benefit plan, it is intended to be an unfunded plan maintained primarily for the purpose of providing deferred compensation to a select group of management or highly compensated employees under sections 201(2), 301(a)(3), and 401(a)(1) of ERISA.

The amount of compensation to be deferred by each participant will be determined in accordance with the Executive Supplemental Savings Plan based on irrevocable elections by the participant. Each participant is fully vested in amounts he or she or elects to defer; certain Company contributions are subject to a vesting schedule and may also be forfeited or become subject to clawback in the event of certain participant acts of misconduct. Generally, Obligations will be payable at the participant’s election in either a lump sum or installments beginning in the later of the January following the age elected by the participant, or the January following the participant’s separation from service (subject in certain circumstances to a six-month delay due to applicable Treasury regulations); however, certain Company contributions are payable in a single lump sum in January following the participant’s separation from service (subject in certain circumstances to a six-month delay due to applicable Treasury regulations).

The Board of Directors, the Compensation Committee of the Board of Directors (the “Compensation Committee”), and the Committee each have authority to amend the Executive Supplemental Savings Plan, provided, however, that the Compensation Committee has exclusive authority to make amendments that change the rate or amount of Company-provided benefits for executive employees. The Board of Directors has authority to terminate the Executive Supplemental Savings Plan at any time. However, no such amendment or termination may reduce a participant’s accrued and vested benefits under the Executive Supplemental Savings Plan.

The Deferred Compensation Plan for Employees of The Boeing Company

Prior to January 1, 2019, the Deferred Compensation Plan provided eligible executive employees of the Company and adopting subsidiaries or affiliates of the Company the opportunity to defer a portion of their base salary, cash incentives, and long term performance awards. Effective as of January 1, 2019, the Company has amended and restated the Deferred Compensation Plan to provide that no new deferral elections may be made, and only amounts deferred pursuant to deferral elections made prior to November 2018 will be contributed to the Deferred Compensation Plan in future. The Deferred Compensation Plan is intended to be an unfunded plan maintained primarily for the purpose of providing deferred compensation to a select group of management or highly compensated employees under sections 201(2), 301(a)(3), and 401(a)(1) of ERISA.

The amount of compensation to be deferred by each participant will be determined in accordance with the Deferred Compensation Plan based on irrevocable elections by the participant. Each participant is fully vested in amounts he or she or elects to defer. Obligations will be payable at the participant’s election in either a lump sum or installments beginning in the later of the January following the age elected by the participant, or the January following the participant’s separation from service (subject in certain circumstances to a six-month delay due to applicable Treasury regulations).

The Board of Directors, the Compensation Committee, and the Committee each have authority to amend the Deferred Compensation Plan, provided, however, that the Compensation Committee has exclusive authority to make amendments that change the rate or amount of Company-provided benefits for executive employees. The Board of Directors has authority to terminate the Deferred Compensation Plan at any time. However, no such amendment or termination may reduce a participant’s accrued and vested benefits under the Deferred Compensation Plan.

Director Plan

The Deferred Compensation Plan for Directors of The Boeing Company

Under the Deferred Compensation Plan for Directors of The Boeing Company, as amended and restated effective January 1, 2008 (the “Director Plan”), members of the Company’s Board of Directors are credited with the portions of director retainers required to be paid in the form of Company stock units and provided the opportunity to defer director retainers paid in cash. The obligations of the Company ultimately to pay such deferred amounts in accordance with the Director Plan (the “Director Obligations”) will be unsecured general obligations of the Company and will rank without preference with other unsecured and unsubordinated indebtedness of the Company from time to time outstanding. The Director Plan is intended to be a nonqualified deferred compensation plan subject to Section 409A of the Code.

The amount of cash retainer compensation to be deferred by each director will be determined in accordance with the Director Plan based on irrevocable elections by each director. Each director is fully vested in all deferrals under the Director Plan. Director Obligations will be payable at the director’s election in either a lump sum or installments beginning in the later of the January following the age elected by the director, or the January following the director’s separation from service (subject in certain circumstances to a six-month delay due to applicable Treasury regulations).

The Compensation Committee is responsible for the day-to-day administration of the Director Plan. The Compensation Committee has the right to interpret the the Director Plan and determine all other matters that might arise under the terms and conditions of the Director Plan. A director’s right or the right of any other person to the Director Obligations cannot be transferred, pledged, or encumbered (subject to the beneficiary designation provisions of the Director Plan). The Board of Directors has authority to amend or terminate the Director Plan at any time. However, no such termination may reduce a director’s accrued and vested benefits under the Director Plan.

Item 5.	Interests of Named Experts and Counsel.

The opinion of counsel as to the legality of the securities that may be issued under each Plan and the Director Plan is given by Grant M. Dixton, Vice President, Deputy General Counsel and Corporate Secretary for the Company, and the opinion of counsel as to compliance of the Executive Supplemental Savings Plan and the Deferred Compensation Plan with ERISA is given by Howard M. Radzely, Vice President & Assistant General Counsel – Labor, Employment and Employee Benefits for the Company. Mr. Dixton and Mr. Radzely each own shares of the Registrant’s common stock and Mr. Dixton and Mr. Radzely are each eligible to participate in the Executive Supplemental Savings Plan and the Deferred Compensation Plan.

Item 6.	Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law (the “DGCL”) provides that a corporation may indemnify any person, including an officer or director, who was or is, or is threatened to be made, a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was a director, officer, employee, or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit, or proceeding, provided such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of such corporation, and, with respect to any criminal actions and proceedings, had no reasonable cause to believe that his or her conduct was unlawful. A Delaware corporation may indemnify any person, including an officer or director, who was or is, or is threatened to be made, a party to any threatened, pending, or contemplated action or suit by or in the right of such corporation, under the same conditions, except that such indemnification is limited to expenses (including attorneys’ fees) actually and reasonably incurred by such person, and except that no indemnification is permitted without judicial approval if such person is adjudged to be liable to such corporation. Where an officer or director of a corporation is successful, on the merits or otherwise, in the defense of any action, suit, or proceeding referred to above, or any claim, issue, or matter therein, the corporation must indemnify that person against the expenses (including attorneys’ fees) that such officer or director actually and reasonably incurred in connection therewith.

Section 145 of the DGCL further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

The rights provided in Section 145 of the DGCL are not exclusive, and the corporation may also provide for indemnification under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

Article VII of the Company’s By-Laws provides for indemnification of its directors and officers to the fullest extent permitted by the DGCL. The Company has purchased liability insurance applicable to its directors and certain officers as permitted by Section 145 of the DGCL.

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for (i) any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) payments of unlawful dividends or unlawful stock repurchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit.

Article Eleventh of Boeing’s Charter provides that, to the full extent that the DGCL permits the limitation or elimination of the liability of directors, a director will not be liable to Boeing or its stockholders for monetary damages for conduct as a director.

Item 7.	Exemption from Registration Claimed.

Not applicable.

Item 8.	Exhibits.

Exhibit Number	Description

3.1	Amended and Restated Certificate of Incorporation of The Boeing Company, dated May 5, 2006 (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K, dated May 1, 2006 (File No. 001-00442)).

3.2	By-Laws of The Boeing Company, as amended and restated October 22, 2018 (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K, dated October 22, 2018 (File No. 001-00442)).

5.1*	Opinion of Counsel.

5.2*	Opinion of Counsel.

10.1*	The Boeing Company Supplemental Savings Plan.

10.2	The Boeing Company Executive Supplemental Savings Plan (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q, dated October 24, 2018 (File No. 001-00442)).

10.3	Deferred Compensation Plan for Employees of The Boeing Company (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q, dated October 24, 2018 (File No. 001-00442)).

10.4	Deferred Compensation Plan for Directors of The Boeing Company (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, dated October 28, 2007 (File No. 001-00442)).

15.1*	Awareness Letter of Independent Registered Public Accounting Firm.

23.1*	Consent of Independent Registered Public Accounting Firm.

23.2*	Consent of Counsel (included in Exhibits 5.1 and 5.2).

24.1*	Power of Attorney.

*	Filed herewith.

Item 9.	Undertakings.

(a) The undersigned Company hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to the Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Company pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned Company hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Company’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Pursuant to the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois, on the 31st day of October, 2018.

The Boeing Company

By:	/s/ Gregory D. Smith
	Name:	Gregory D. Smith
	Title:	Chief Financial Officer and Executive Vice President, Enterprise Performance & Strategy

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on the 31st day of October, 2018.

Signature	Title

* Dennis A. Muilenburg	Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)

/s/ Gregory D. Smith Gregory D. Smith	Chief Financial Officer and Executice Vice President (Principal Financial Officer)

* Robert E. Verbeck	Senior Vice President, Finance and Corporate Controller (Principal Accounting Officer)

* Robert A. Bradway	Director

* David L. Calhoun	Director

* Arthur D. Collins, Jr.	Director

* Kenneth M. Duberstein	Director

* Edmund P. Giambastiani, Jr.	Director

* Lynn J. Good	Director

* Lawrence W. Kellner	Director

* Caroline B. Kennedy	Director

* Edward M. Liddy	Director

* Susan C. Schwab	Director

* Ronald A. Williams	Director

* Mike S. Zafirovski	Director

*

The undersigned by signing his name hereto, signs and executes this Registration Statement pursuant to the Power of Attorney executed by the above named signatories and filed with the Securities and Exchange Commission as Exhibit 24.1 hereto.

/s/ Gregory D. Smith
Gregory D. Smith